CODE OF ETHICS

DEFINITIONS

Access Person. Regardless of Firm employment status (full time, part time, temporary, independent contractor, W-2 or 1099), all persons who have access to non-public client information and information regarding client securities transactions, persons who are involved in making securities recommendations to clients or have access to client recommendations and/or who are owners or control persons of the advisor.

Contribution. A “contribution” is defined as any gift, subscription, loan, advance, or deposit of money or anything of value made for: the purpose of influencing an election for a federal, state or local office; payment of debt incurred in connection with any such election; or transition or inaugural expenses of the successful candidate for state or local office.

Government Entity - A “government entity” includes any state or political subdivision of a state including: any agency, authority, or instrumentality of the state or political subdivision; a pool of assets sponsored or established by the state or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to a ‘defined benefit plan’ as defined in section 414(j) of the Internal Revenue Code (26 U.S.C. 414(j)), or a state general fund; a plan or program of a government entity; and officers, agents, or employees of the state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.”

Government Official – A government official includes “any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity, if the office is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity; or has the authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity.”

Insider. Insiders are owners, officers, directors and employees of a company and the Firm’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations.

Insider Trading. Insider trading is buying or selling securities by an “insider” while he or she is in possession of material non-public information; or trading by a non-insider while he or she is in possession of material non-public information, if the information either was disclosed to the non- insider in violation of an insider’s duty to keep it confidential or was misappropriated; or communicating material non-public information to others in violation of one’s duty to keep such information confidential

Material. Information is material if there is a substantial likelihood that a reasonable client would consider it important in making his or her investment decisions, or if public dissemination of it would have a substantial effect on the price of a company’s securities. Information presumed to be material includes, dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; commencement of or developments in major litigation; liquidation problems; and extraordinary management developments.

Non-public. Information is non-public until it has been effectively communicated to the market place and made available to the general public. Information found in filings with the Securities and Exchange Commission, or appearing in the Dow Jones, Reuters Economic Services, the Wall Street Journal, Bloomberg Financial or other publications of general circulation would be considered public.

Tipping. The act of communicating material non-public information to others, or recommending a securities transaction to others while in possession of material non-public information about the security or the company in question.

POLICIES

ETHICAL AND REPORTING OBLIGATIONS OF FIRM ACCESS PERSONS

All access persons are required at all times to comply with applicable state and federal securities laws and regulations and with the provisions of the Firm’s written supervisory policies and procedures and code of ethics. Any employee with knowledge of or suspicion of any facts evidencing a violation of state or federal securities laws or of the Firm’s policies and procedures or code of ethics is required immediately to report such knowledge or suspicion to the Chief Compliance Officer, or as appropriate to another member of the Firm’s senior management.

ANTI-RETALIATION

Raub Brock will not retaliate or in any other way discriminate against any employee that, whether at the initiative of the employee or in the ordinary course of the duties of the employee, has reported to or otherwise provided information to any governmental inquiry or judicial proceeding regarding any violation of state, federal or international law or objected to, or refused to participate in, any task that the employee reasonably believes to be in violation of any state, federal or international law.

PROSPECTIVE EMPLOYEE DUE DILIGENCE

The Chief Compliance Officer is responsible for reviewing the qualifications of all prospective professional-level staff members. A determination is made as to whether the applicant is, or has ever been subject to statutory disqualification under state or federal securities laws. In making the determinations to hire, he may rely on the information provided to the Firm by the applicant. If he determines that such information is inadequate, the Chief Compliance Officer will make an independent investigation of the applicant. Such investigation may include a background check by a consumer reporting agency, an online examination of the character, business reputation, qualifications and experience of the applicant, and a verification of all information submitted for the registration of such person. Investigation into whether the applicant is, or has ever been subject to statutory disqualification from employment in the securities industry is conducted.

INSIDER TRADING

It is Firm policy that no staff member may engage in insider trading, i.e. trade, either personally or on behalf of his or her household members or other third party, on the basis of material non- public information. No staff member may communicate material non-public information to others. This policy applies to every principal and staff person, and extends to activities both within and outside of their duties at the Firm.

In making its investment decisions, Raub Brock compiles research and investment analyses and relies on information received from outside research sources and from securities issuers.

Information that staff should consider to be material includes, among other things, information about changes in dividend policies, earnings estimates, changes in previously released earnings estimates, manufacturing problems, executive turnover, significant merger or acquisition proposals, major litigation, liquidity problems, significant new products, services or contracts, or the cancellation of significant orders, products, services or contracts. Until made public, employees are precluded from trading on such information either for their personal accounts or on behalf of client accounts. Any determination of the material and/or non-public nature of a given piece of information is to be made by the Chief Compliance Officer in his sole discretion.

All information relating to the Firm’s activities, including investment analyses, investment recommendations, and proposed and actual trades for the Firm or its clients, is proprietary to the Firm and must be kept confidential except to the extent disclosure of the information is necessary to accomplish the business of the Firm and only to the extent that disclosure does not violate applicable law. Where such information is material, it should be considered non-public and employees are precluded from trading on the information or communicating it to others without the approval of the Chief Compliance Officer.

CONFLICTS OF INTEREST AND OUTSIDE BUSINESS ACTIVITIES

The Firm’s access persons are required to avoid any outside activities, interests or relationships that either directly or indirectly conflict with, or create the appearance of the existence of a conflict of interest with their ability to act in the best interests of the Firm and its clients. If a conflict of interest or the appearance of a conflict arises between the interests of the Firm or its clients and the interest of the staff member, the interests of the Firm and its clients will prevail. The determination as to the existence or appearance of a conflict is made by the Chief Compliance Officer in his sole discretion.

It is Firm policy that no staff member may accept employment or compensation from any other person as a result of any business activity, other than a passive investment, outside the scope of his or her relationship to the Firm, unless he or she has provided prompt written notice to the Firm and received authorization from the Chief Compliance Officer. Exempted from this requirement are private securities transactions for which the access person has provided written notice to the Firm, received authorization for and complied with all conditions set, if any.

The following actions are prohibited without the prior written consent of the Chief Compliance Officer:

•	Rebating, either directly or indirectly, to any person or entity any part of the compensation received from the Firm as a staff member;
•	Accepting, either directly or indirectly, from any person or entity, other than the Firm, compensation of any nature as a bonus, commission, fee gratuity or other consideration in connection with any transaction on behalf of the Firm or a client account;
•	Beneficially owning any security or having, either directly or indirectly, any financial interest in any other organization engaged in any securities, financial or related business, except for beneficial ownership of not more that 4.9% of the outstanding securities of any business that is publicly owned; and
•	Executing transactions in securities for which any staff member or a household member holds a position on the board of directors or any other committee of a publicly traded company.

SERVICE AS A DIRECTOR

No employee or their household members may serve as a director of any publicly- or privately- held company without prior approval by the Chief Compliance Officer. Approval may only be granted on the determination that service by the employee/household member as a director would not be adverse to the interests of any Firm client. In the limited instances in which such service is authorized, employees/household members serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the Chief Compliance Officer to be appropriate in the circumstances.

CONFIDENTIALITY OF CLIENT AND PROPRIETARY INFORMATION

Any information regarding advice that the Firm furnishes to client accounts, the identity of securities and other investments owned or being considered for purchase by or for any client account, all methods and strategies that the Firm currently uses or develops in the future to decide how or when to purchase and sell securities and other investments, and other proprietary data or information about the Firm or its clients is strictly confidential and a trade secret and may not be revealed to third parties, except as required for Firm business, or as approved by the Chief Compliance Officer.

Employees also may not disclose the identity, affairs or investments, or other client information, of any current, potential or former client to anyone outside of the Firm, except as authorized by the client or required in servicing the client (such as disclosure to a brokerage firm at which client account assets are held) or for the business of the Firm (such as disclosure to the Firm’s auditors and lawyers or as required by law).

All information described above is the property of the Firm. Disclosing any such information to any third party, without the permission of the Chief Compliance Officer, will subject the employee to discipline or sanctions by the Firm at the Firm’s sole discretion, including fines, dismissal, suspension without pay, loss of employment compensation, loss of severance benefits, if any, demotion or other sanctions. This confidentiality obligation continues even after the termination of employment, and such information is considered trade secrets and may not be used by the employee after termination of employment.

REGULATORY INVESTIGATION, DISCIPLINARY ENFORCEMENT, LITIGATION

Any staff member that becomes the subject of a regulatory investigation, disciplinary enforcement action or litigation, or is served with a subpoena, or becomes subject to any judgment, order or arrest, or is contacted by any regulatory authority must immediately inform the Chief Compliance Officer of such.

ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could be considered as a form of bribery, raise conflicts of interest or otherwise call into question the independence of the Firm’s judgment as a fiduciary to its clients. Accordingly, it is the policy of the Firm to permit such conduct only in accordance with the limitations stated herein. ALL GIFTS AND ENTERTAINMENT WITH A VALUE IN EXCESS OF $100 MUST BE REPORTED TO THE CHIEF COMPLIANCE OFFICER.

The Firm’s policies on gifts and entertainment are derived from industry practices. Employees should be aware that there are other federal laws and regulations that prohibit firms and their employees from giving anything of value to employees of various financial institutions in connection with attempts to obtain any business transaction with the institution, which is viewed as a form of bribery. If there is any question about the appropriateness of any particular gift, employees should consult the Chief Compliance Officer. Under no circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee.

Accepting Gifts. On occasion, because of an employee’s position with the Firm, the employee may be offered, or may receive, gifts or other forms of non-cash compensation from clients, brokers, vendors, or other persons not affiliated with the Firm. Under no circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee. Extraordinary or extravagant gifts are not permissible and must be declined or returned, absent approval by the Chief Compliance Officer. Single or multiple gifts (including logoed promotional items with more than a nominal value) whose reasonable aggregate value is no more than $350 annually from a single giver may be accepted. Gifts of logoed promotional items with a nominal value (e.g., pens, mugs, tote bags etc.) may be accepted.

Accepting Meals and Entertainment. Employees may accept customary business lunches, dinners, entertainment at which both the employee and the giver are present (e.g., sporting or cultural events). Extraordinary or extravagant entertainment events are not permissible and must be declined. All such meals and entertainment must be pre-approved by and/or reported to the Chief Compliance Officer.

Accepting Payments for Tuition or Fees to Conferences or Other Industry Events. [NOTE: No tuition or expenses for conferences or industry events should be accepted if to do so would violate the Firm’s soft dollar policies by falling outside the soft dollar “safe harbor”.] Employees may accept payments for tuition and expenses to conferences and other industry events as long as they are paid for by the sponsor of the event, they are held in an appropriate location, participation is not conditioned on meeting sales targets or other incentives and payments do not include expenses related to the employee’s spouse or other guests. All such payments for tuition for conferences and meetings must be pre-approved by and reported to the Chief Compliance Officer, or in the case of the Chief Compliance Officer’s participation, by another member of the Firm’s senior management.

Giving Gifts to Industry Professionals and Vendors. Gifts to any broker-dealer, other industry professional, vendor or other person may not be used to correct a trade error or to offset any amount otherwise due to the recipient. Employees may not give any gift(s) with an aggregate value in excess of $350 per year to any person associated with a securities or financial organization, including exchanges, broker-dealers or other investment management firms, or to members of the news media.

Giving Gifts to Clients and Prospective Clients. Gifts to a client may not be used to effect a rebate or refund of fees, to compensate a trade error or to offset any amount otherwise due to the client. Employees may not give clients any gift(s) with an aggregate value in excess of $350 per year. Employees may not give prospective clients gift(s) with an aggregate value in excess of $100 per year.

Providing Entertainment. Employees may provide reasonable (neither extraordinary nor extravagant) entertainment to clients or prospective clients provided that both the employee and the recipient are present and there is a business purpose for the entertainment.

Solicitation of Gifts. All solicitation of entertainment, gifts or gratuities from any client, broker- dealer, vendor or other person is unprofessional and is strictly prohibited.

Client Complaints. Employees may not make any payments or other account adjustments to clients in order to resolve any type of complaint. All such matters must be handled by the Chief Compliance Officer.

ERISA Considerations. The acceptance of any form of compensation (no limited to gifts, entertainment, soft dollar research or brokerage services, conference tuition, charitable contributions) may rise to the level of “third party compensation” under the ERISA fiduciary rule. All such forms of compensation must be reported to and approved by the Chief Compliance Officer. Further, ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision-making and therefore unlawful under ERISA. In addition, many public employee benefit plans are subject to similar restrictions. Employees should never offer gifts, entertainment or other favors for the purpose of influencing ERISA client or prospective client decision-making. Similarly, employees should not accept gifts, entertainment or other favors offered by others who wish to do business with the Firm or its ERISA clients.

Political Contributions (No “Pay to Play”). Investment advisors who seek to influence the awarding of advisory contracts by public entities (e.g., for government sponsored pension plans) by making political contributions to public officials of such public entities have compromised their fiduciary duty. Therefore, the Firm and its employees are prohibited from directly or through a third-party making political contributions (whether in the U.S. or to non-U.S. officials), in excess of $350 to any public official affiliated with a current or potential public entity client of the Firm for which the employee is eligible to vote and/or in excess of $150 if for a public official for which the employee is not eligible to vote. Political contributions include payments to political action committees, political parties, inauguration/transition committees and to foundations or other charitable organizations associated with the public official.

Limited exceptions to these policies may be made with the written approval of the Chief Compliance Officer.

REVIEW OF EMPLOYEE COMMUNICATIONS

All written correspondence related to the Firm’s business, and in particular client correspondence is subject to review by the Chief Compliance Officer. The Firm is required to maintain records of all staff correspondence relating to clients, client accounts, client account transactions and proprietary account transactions. In addition, the Firm is required to monitor employee trading activities and compliance with the Firm’s conflict of interest and insider trading policies and procedures. Consequently, it is Firm policy to archive and randomly review all employee communications, including email and other forms of electronic communication for compliance purposes. Such review, if any, may look for:

•	Undisclosed client complaints
•	Insider trading or selective disclosure
•	Distribution of marketing materials not conforming to the Advisers Act, the rules promulgated thereunder, or applicable no-action letters (e.g., Clover Capital)
•	Promissory claims or guarantee performance language
•	Suspicious emails from clients who may have had their email account hacked
•	Undisclosed matters requiring disclosure on an advisor’s U4
•	Breaches of non-public personal information or failure to follow privacy policies
•	Failure to place the client’s best interests first or other fiduciary failings

Staff are admonished that unless the Firm has subscribed to an instant messaging archiving service, they are not permitted to communicate with clients or other third parties via instant messaging or other personal electronic messaging devices regarding any Firm business. All smart phones, PDA and other personal electronic messaging devices must be synchronized with the Firm’s email server to enable the retention of client and Firm correspondence. Staff is further admonished that they may not communicate with Firm clients regarding any Firm business via any personal, non-Firm email or instant messaging account.

The Firm has adopted an email archiving system for all email. Email is subject to review and storage by the Chief Compliance Officer regardless of its nature as personal or work related. Staff is advised that they should have no expectation of privacy regarding personal communications that are sent or received via email.

PROCEDURES

1.1	PROSPECTIVE EMPLOYEE DUE DILIGENCE

1.2	REVIEW OF PRIOR INDUSTRY REGISTRATION FILINGS

If the prospective employee was previously a registered representative of a broker-dealer or a registered investment advisor representative, a pre-hire review of the applicant’s Forms U-4 /U-5 is conducted. Copies of candidate’s Forms U-4/U-5 should be requested by the Chief Compliance Officer along with obtaining a written authorization from the candidate for the Firm to review these records. A form authorization is provided with these procedures. In addition, the prospective employee must complete the accompanying Prospective Employee Questionnaire.

1.3	DUE DILIGENCE INVESTIGATION OF PRIOR EMPLOYMENT

It is the policy of the Firm to contact each applicant's employers (if possible and practical) for the prior two positions of employment. In the event complaints, investigations or actions were brought, the applicant may be given an opportunity to explain the reasons for and outcome of any such complaints, investigations and/or regulatory actions.

2.1	INSIDER TRADING

2.2	“MATERIAL” INFORMATION

Advance knowledge of the following types of information is generally regarded as “material”:

•	Dividend or earnings announcements
•	Write-downs or write-offs of assets
•	Additions to reserves for bad debts or contingent liabilities
•	Changes in senior Management
•	Expansion or curtailment of company or major division operations
•	Merger, joint venture announcements
•	New product/service announcements
•	Discovery or research developments
•	Criminal, civil and government investigations and indictments
•	Pending labor disputes
•	Debt service or liquidity problems
•	Bankruptcy or insolvency problems
•	Tender offers, stock repurchase plans, etc.
•	Recapitalizations

2.3	POTENTIAL SOURCES OF INSIDE INFORMATION

The following are potential sources of information that the portfolio managers, trade staff and the Chief Compliance Officer should monitor:

•	Principals, employees, or their family and friends, that hold senior management positions with or sit on the board of directors or advisory board of a public company or a company intending to go public;
•	Clients, or their family and friends, that hold senior management positions with or sit on the board of directors or advisory board of a public company or a company intending to go public; and
•	Other financial industry professionals that are friends/relatives of Firm personnel or clients.

2.4	RESPONSE TO POTENTIAL INSIDE INFORMATION

If any Raub Brock staff member believes that he or she may have come into possession of material non-public information, or believes the Firm’s activities may have accessed or generated material non-public information, the following steps should be taken:

•	Stop all trading in securities of the company that is the subject of the material non-public information, including trading on behalf of the Firm and its clients, and trading in the access person’s personal accounts. In addition, there should be no trades in securities of the company in question in the accounts of the staff member’s acquaintances or household members after the information is identified;

•	Stop recommending any transaction in any of the securities of the company in question to anyone, including clients of the Firm, other employees of the Firm and the employee’s own associates, friends or relatives. This prohibition includes making any comment about the company that could in any way be interpreted as a recommendation;

•	Do not discuss the material non-public information with anyone except as required by these policies and procedures and especially avoid referring to the information in hallways, elevators, stairways, restaurants, taxis or any other place where the conversation may be overheard;

•	Immediately inform the Chief Compliance Officer of all details of the situation, so that appropriate security procedures can be implemented Firm-wide; and

•	Direct all requests of third parties such as the press and analysts for information to the Chief Compliance Officer, who may contact the Firm’s legal counsel before proceeding.

2.5	RESTRICTED ACCESS TO MATERIAL NON-PUBLIC INFORMATION

The Chief Compliance Officer will employ additional procedures while the Firm is in possession of material non-public information, including, but not limited to:

•	Procedures for handling documents containing material non-public information, including prohibitions on removing them from the office, limiting copying and distribution within the office, keeping them off desk tops and conference tables when not in use, shredding them on disposal, and other measures to protect sensitive documents from accidentally being read by anyone without a lawful need to know the information;

•	Restrictions on physical access to areas of the Firm where material non-public information may be discussed or stored, including locking file cabinets and doors and a system of visitor passes or other restrictions for non-employees on the premises;

•	Computer access security measures, such as passwords on files or limited access to terminals through which material non-public information can be obtained; and/or

•	Trading restrictions, including temporary Firm-wide moratoria on trading in the securities to which the material non-public information relates or management review of all Employee trades in certain securities.

2.6	TRADING

No trade may be executed if there is any possibility that the basis for the trade involves inside information. If a staff member believes the basis for the trade involves information that may be material and non-public, or has questions as to whether the information is material and non- public, the trade must be discussed with and approved by the Chief Compliance Officer prior to the trade. Staff should:

•	Report the desired trade immediately to the Chief Compliance Officer;
•	Not purchase or sell the securities until authorized by the Chief Compliance Officer; and
•	Not communicate, other than to the Chief Compliance Officer, the potential inside information either to persons inside or outside the Firm.

The Chief Compliance Officer makes the determination as to whether the trade is permissible and will inform the employee whether and when the trade may be executed.

3.1	CONFLICTS OF INTEREST

3.2	ANNUAL REVIEW OF CONFLICTS OF INTEREST

The Firm and its access persons are fiduciaries to Firm clients. At least annually, as a part of the senior management risk assessment effort, the Firm’s principals review the Firm’s business practices to identify potential conflicts of interests between the interests of the Firm and the interests of its individual clients. All identified potential conflicts of interest are evaluated and to the greatest reasonable extent, eliminated or minimized. For unavoidable conflicts of interests, the Chief Compliance Officer will review the Firm’s investment advisory agreement, Form ADV Part 2, the Firm’s website and other marketing materials to ensure that all appropriate disclosures are made to clients and potential clients.

3.3	FULL DISCLOSURE OF POTENTIAL CONFLICTS OF INTEREST

The following are types of potential conflicts of interest should be addressed in the Firm’s investment advisory agreement and/or Form ADV Part 2, as appropriate:

•	Firm proprietary and employee personal trading practices;
•	Recommendation to clients of investments in which Firm or related person has interest;
•	Recommendation of broker-dealers;
•	Commissions and referral fees;
•	Recommendation of third-party investment advisors or sub-advisors;
•	Soft dollar arrangements;
•	Third party marketing or referral arrangements;
•	Provision of investment advisory services to other clients;
•	Participation in profits or capital gains; and
•	Proxy voting conflicts, as applicable.

3.4	RESOLUTION OF CONFLICTS THAT ARISE

If a conflict or the appearance of a conflict, between the interests of the Firm or its clients and the interest of staff arises, the staff member must immediately notify the Chief Compliance Officer who will take the matter under consideration, conduct any necessary investigation into the conflict or potential conflict and make a determination of what steps are to be taken. The interests of the Firm and its clients will prevail over the interests of the employee. The determination as to the existence/appearance of a conflict is made by the Firm in its discretion.

The Chief Compliance Officer will maintain record of all conflicts and potential conflicts identified, including the ultimate resolution of the conflict and the basis therefore.

4.1	OUTSIDE BUSINESS ACTIVITIES

Prompt written notice of an outside activity by an affected employee is required that includes the following information:

•	Name, address and telephone number of the outside employer or person or entity paying the compensation;
•	A description of the nature of the outside business activity;
•	An exact description of the services to be provided by the employee;
•	The amount of compensation to be paid, if any; and
•	The anticipated duration of the outside business activity.

A form Notice of Outside Business Activity and Request for Approval is provided herewith.

5.1	ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

5.2	ENTERTAINMENT AND GIFTS

The giving or receiving of any gifts or entertainment to or from any one person with value exceeding $100 must be reported to the Chief Compliance Officer, who maintains a log of such gifts and entertainment in the form accompanying these procedures. If a staff member receives or is offered, or wishes to provide, any such gift or entertainment, the employee must seek the guidance of the Chief Compliance Officer to determine whether the employee will be permitted to accept or keep, or to provide, the gift or entertainment.

5.2.1	EXPENSE REPORTS

The Chief Compliance Officer reviews all reports or other documentation regarding employee expense reimbursement to monitor compliance with this policy.

5.3	POLITICAL CONTRIBUTIONS

All political contributions to political officials of potential public entity clients of $150 or more made by any staff member must be reported to the Chief Compliance Officer prior to being made. Records of such political contributions will be maintained by the Chief Compliance Officer. The Chief Compliance Officer shall review all reports of political contributions upon receipt to determine potential conflicts of interest and compliance with this manual. Political contributions made by the Chief Compliance Officer are reviewed by Tina Marshall.

6.1	MAINTAINING CONFIDENTIALITY OF PRIVATE AND PROPRIETARY INFORMATION

To protect the confidentiality of the Firm’s confidential and proprietary information and the confidentiality of clients’ and potential clients’ records, staff should take the following additional security precautions:

•	Documents containing confidential information may not be taken from the Firm’s offices without the prior consent of the Chief Compliance Officer, and any copies removed from the Firm’s offices must be promptly returned. Photocopies of confidential information may only be made as required, and all copies and originals of such documents must be disposed of in a way that keeps the information confidential.

•	Physical access to any confidential information must be limited by locking and monitoring access to the offices and storage areas where such information is located.

•	Visitors to the Firm’s office shall be monitored and/or accompanied by a staff member.

At times, the Firm may enter into one or more agreements with third parties, pursuant to which the Firm may provide access to confidential information to those third parties. If this occurs, the Firm will protect the privacy of confidential information and include in such agreements provisions protecting confidential information to the extent required by law.

7.1	STAFF COMMUNICATIONS

All staff communications with clients and third parties relating to Firm business are subject to review by the Chief Compliance Officer and subject to applicable recordkeeping requirements. The Firm is obligated to maintain records of its communications to its clients, including, but not limited to investment advice and recommendations, records reflecting the receipt, disbursement or delivery of client securities or assets, and records documenting the execution of any trade. Thus, the Firm retains all communications with/related to clients and all trading.

7.2	REVIEW OF CORRESPONDENCE

The Chief Compliance Officer may monitor staff communications for, among other things:

•	Inappropriate language
•	Performance guarantees of any kind
•	Insider trading
•	Conflicts of interest
•	Evidence of money laundering

Communications deemed inappropriate are brought to the attention of the employee who prepared or received it.

7.3	RECORD RETENTION

All outgoing correspondence subject to retention requirements is maintained by the Chief Compliance Officer for a period of at least 5 years from the end of the year in which it was created. All email correspondence subject to applicable regulatory recordkeeping requirements shall be maintained electronically by the Firm’s electronic mail system for a period of at least 5 years from the end of the year in which it was created. Email not falling within applicable recordkeeping requirements may be deleted by the Chief Compliance Officer only in accordance with a specified email deletion policy that is routinely followed by the Chief Compliance Officer.

8.1	SANCTIONS FOR VIOLATION OF FIRM POLICIES AND PROCEDURES

Any persons who violate any of the Firm’s employee personal trading, insider trading, conflicts of interest or other code of ethics policy or procedures are disciplined by the Firm and subject to any of the following sanctions, among others not listed:

•	Cancellation of trades
•	Disgorgement of profits
•	Orders to sell positions, even at a loss
•	Fines
•	Termination of employment
•	Reporting to regulatory authorities to the extent required by law

9.1	MAINTENANCE OF BOOKS AND RECORDS

The Chief Compliance Officer oversees the Firm’s compliance with applicable recordkeeping requirements. Records may be kept electronically in a non-rewriteable format. The following records are kept by the Firm for at least 5 years from the end of the fiscal year in which they were last used and must be readily accessible to regulator examination:

9.2	New Employee Questionnaires and Initial and Annual Access Person Certifications
9.3	Employee Communications
9.4	Entertainment, Gift and Political Contribution Log
9.5	Records of Violations of Policies and Procedures